                                                                     Exhibit 20


   P L R                         Michael Porter, President - Investor Relations
   logo                          Christian Pflaumer, VP - Media Relations
                                 Jeff Myhre, VP - Editorial
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     Seven Penn Plaza o New York, NY 10001 0 212-564-4700 o FAX 212-244-3075
                    www.plrinvest.com o plrmail@plrinvest.com

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PDGENVIRONMENTAL, INC.

JOHN C. REGAN, CHAIRMAN & CEO
412-243-3200


                      PDG ENVIRONMENTAL, INC. POSTS RESULTS
                        FOR FOURTH QUARTER & FISCAL 2004
                               NET INCOME UP 130%

PITTSBURGH, PA, APRIL 26, 2004 - PDG Environmental, Inc. (OTC BB: PDGE), an environmental and specialty contractor, today reported financial results for the fourth quarter and fiscal year ended January 31, 2004.

Revenues for the fourth quarter were $9.1 million versus $8.6 million in the same prior-year period. Net income for the quarter was $165,000, or $0.02 per fully diluted share as compared to the previous year's fourth quarter net loss of $18,000, or $0.00 per fully diluted share. Prior-period results included a provision of $149,000, or $0.02 per fully diluted share, related to the impairment of goodwill.

Revenues for the fiscal year ended January 31, 2004 were $36.4 million versus $40.8 million for fiscal 2003. Net income for the fiscal 2004 was $644,000, or $0.07 per fully diluted share, compared with $278,000, or $0.03 per fully diluted share for fiscal 2003. The results for the prior-year period reflect a gain of $321,000, or $0.03 per fully diluted share, relating to the sale of assets and a charge to earnings of $149,000, or $0.02 per fully diluted share relating to impairment of good will.

John Regan, Chairman and CEO, commented, "We are pleased with the continued improvement in PDGE's financial performance. Superior project execution and a higher mix of mold/restoration projects resulted in a greatly improved net income in spite of a drop in revenues."

Regan said, "As we begin fiscal 2005, our backlog is at $36.5 million, the second highest in our history. This is the result of recent significant contract awards in markets as geographically diverse as southern California, Ohio, Michigan and South Carolina. In addition, we have recently completed two acquisitions which bring to our company additional experienced staff and enhances our presence in established markets."

He also said, "The long-awaited restart of our large project in New York, which had been delayed for over a year, is now scheduled for May 3, 2004, and will also provide very positive momentum for continued improvement and growth in our core business in the coming fiscal year."


                                     -more-

Regan concluded, "Asbestos remediation continues to be the major segment of our business, but the greatest potential for growth, both internally and through acquisition, is in the mold and restoration industries. The private placement, announced in early March with Barron Partners, LLC, will enhance PDGE's ability to take advantage of the growth opportunities in those industries."

PDG Environmental, Inc., is an environmental and specialty contractor providing asbestos and lead abatement, insulation, microbial remediation and demolition and related services dedicated to assisting its commercial, industrial and governmental clients in complying with environmental laws and regulations. Regional marketing and project operations are conducted through branch offices located in New York City, NY; Paramus, NJ; Hazelton and Export, PA; Fort Lauderdale and Tampa, FL; Houston and Pasadena, TX; Phoenix, AZ; Rock Hill, SC; Portland, OR; Seattle, WA; and Los Angeles, CA. For additional information on the company, please visit http://www.pdge.com. And for more information on mold and its effect on indoor air quality, please visit http://www.epa.gov/iaq/molds/index.html.


Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the Company's dependence on third parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The Company disclaims any obligation to update information contained in any forward-looking statement.



                          -financial tables to follow-

                             PDG ENVIRONMENTAL, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


                                              THREE MONTHS                                YEAR
                                           ENDED JANUARY 31ST                       ENDED JANUARY 31ST
                                           ------------------                       ------------------
                                       2004                  2003                 2004               2003
                                       ----                  ----                 ----               ----
Revenues                           $  9,114,000          $  8,598,000         $ 36,367,000       $ 40,883,000
Net Income (Loss)                  $    165,000          $    (18,000)        $    644,000       $    278,000
Earnings per Common
Share (diluted)                    $       0.02          $       0.00         $       0.07       $       0.03
Shares Outstanding
(diluted)                             9,763,000             9,372,000            9,568,000          9,646,000



                                       SELECTED BALANCE SHEET ITEMS
                                      -----------------------------
                                      1/31/04               1/31/03
                                      -------               -------
Current Assets                     $ 15,197,000          $ 13,491,000
Current Liabilities                $  6,988,000          $  6,456,000
Working Capital                    $  8,209,000          $  7,035,000
Fixed Assets (Net)                 $    924,000          $  1,259,000
Long-Term Debt                     $  5,306,000          $  4,922,000
Shareholder Equity                 $  4,909,000          $  4,244,000


                                      #####